COLUMBIA FUNDS SERIES TRUST II

225 Franklin Street

Boston, MA 02110

September 24, 2018

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust II Columbia Large Cap Value Fund Columbia Quality Income Fund	Post-Effective Amendment No. 183 File Nos. 333-131683 / 811-21852

Dear Mr. Cowan:

This letter responds to comments received from the staff of the Securities and Exchange Commission (the Staff) on August 17, 2018 for the above-referenced post-effective amendment filed by and on behalf of Columbia Funds Series Trust II (the Registrant) on behalf of its series, Columbia Large Cap Value Fund and Columbia Quality Income Fund (the Funds). Comments and responses are outlined below.

PROSPECTUS COMMENTS:

For both Funds:

Comment 1:	Please provide the completed Annual Fund Operating Expenses tables for the Funds with the response letter.

Response:	See Exhibit A to this letter for the completed Annual Fund Operating Expenses tables for the Funds.

Comment 2:	The narrative preceding the bar chart and Average Annual Total Returns table in the Performance Information section includes the following disclosure:

The performance of one or more share classes shown in the table below begins before the indicated inception date for such share class. The returns shown for each such share class include the returns of the Fund’s Class A shares (without applicable sales charges and adjusted to reflect the higher class-related operating expenses of such classes, where applicable) for periods prior to its inception date. Except for differences in annual returns resulting from differences in expenses and sales charges (where applicable), the share classes of the Fund would have substantially similar annual returns because all share classes of the Fund invest in the same portfolio of securities.

a)	Please consider identifying the share classes that had their performance adjusted;

b)	Please confirm that adjustments were made based on gross operating expenses and applicable sales load (i.e., before fee waivers or expense reimbursements); and

c)	Please consider disclosing that the performance of share classes that have higher expenses than that of Class A shares is lower than that of Class A shares.

Response:	Responses are as follows:

a)	After careful consideration of the existing disclosure, we believe the current disclosure adequately identifies the share classes that had their performance adjusted.

b)

Share class performance adjustments are – and have been since the Columbia Funds (including any legacy organization funds) began appending performance of existing share classes to new share classes – made based on the difference in applicable sales loads and net operating expenses (i.e., after fee waivers or expense reimbursements) between share classes in reliance on the no-action letter issued to Comstock Partners Strategy Fund, Inc (April 6, 1995) (the “Comstock NAL”). That letter permitted a newer, 12b-1 fee-paying class of a multi-class fund to calculate its performance by appending the performance of an older class that did not pay 12b-1 fees without restating that performance to reflect the 12b-1 fee payable by the new class. At your suggestion, we reviewed the no-action letter issued to Quest for Value Dual Purpose Fund, Inc. (February 28, 1997) (the “QFV NAL”). The QFV NAL permitted newer classes of a multi-class fund to calculate their performance by appending the performance of an older class that did not bear any of the Fund’s expenses, restated to reflect the gross expenses of the relevant newer class. While we recognize that the approach to appended performance taken by the Columbia Funds differs from the approach used in the QFV NAL because the Columbia Funds restate the older class’s performance to give effect to the higher net expenses of the new class (rather than the gross expenses of the new class), we believe this approach is reasonable. Indeed, we are unable to articulate any policy rationale for permitting a newer class to append the performance of an older class either without any restatement for the higher expenses of the newer class (per the Comstock NAL) or with restatement for the gross expenses of the new class (per the QFV NAL), but prohibiting restatement for the higher net expenses of the new class.

c)	We have determined to add the following disclosure:

Share classes with expenses that are higher than Class A shares will have performance that is lower than Class A shares (without sales charges).

Comment 3:

Certain of the Principal Risks disclosure contained in the More Information About the Fund – Principal Risks section is virtually identical to the Principal Risks disclosure in the Summary of the Fund – Principal Risks section. Please revise in accordance with Item 9 of Form N-1A and IM Guidance 2014-08.

Response:	The Registrant commits, on an ongoing basis, to review and revise the disclosure consistent with the requirements of Form N-1A and Staff guidance.

Comment 4:

In the More Information About the Fund – Additional Investment Strategies and Policies section, under the caption Effect of Fee Waiver and/or Reimbursements on Past Performance, please consider identifying the share classes that had their performance adjusted.

Response:	See Response to Comment 2.a.

Comment 5:

Please delete the following disclosure from the third paragraph under Share Class Features in the Choosing a Share Class – Summary of Share Class Features section. The Funds cannot disclaim responsibility.

The information in Appendix A may be provided by, or compiled from or based on information provided by the financial intermediaries identified in Appendix A.

Response:	The disclosure is accurate as presented and is not a disclaimer of responsibility.

Comment 6:

Please revise the following disclosure under Share Class Features in the Choosing a Share Class – Summary of Share Class Features section to carve out sales loads. The Funds are responsible for setting variations to sales loads per Rule 22d-1 and for the implementation. The Funds cannot disclaim responsibility.

The Fund, the Investment Manager and the Distributor do not establish financial intermediary-specific policies and are not responsible for ensuring that you receive any discounts or waivers that may be available to you in this regard. Please consult your financial intermediary with respect to any sales charge reduction and/or waiver described in Appendix A.

Response:	The disclosure will be revised to appear as follows:

The financial intermediaries that offer sales charge reductions or waivers, as described in Appendix A, are responsible for ensuring that you receive any such reductions or waivers that may be available to you in this regard. Please consult your financial intermediary for additional information regarding any sales charge reduction and/or waiver described in Appendix A.

Comment 7:

Please revise the following disclosure from the first paragraph under Class A Shares – Front-End Sales Charge of the Choosing a Share Class – Sales Charges and Commissions section to also include reinvestment of dividends, if true.

Unless your purchase qualifies for a waiver (e.g., you buy the shares through reinvested Fund distributions or subject to an applicable financial intermediary-specific waiver), you will pay a front-end sales charge when you buy Class A shares (other than shares of Columbia Government Money Market Fund, Columbia Large Cap Enhanced Core Fund, Columbia Large Cap Index Fund, Columbia Mid Cap Index Fund, Columbia Small Cap Index Fund and Columbia U.S. Treasury Index Fund), resulting in a smaller dollar amount being invested in a Fund than the purchase price you pay.

Response:	The disclosure will be revised to appear as follows (emphasis added):

Unless your purchase qualifies for a waiver (e.g., you buy the shares through reinvested Fund dividends or distributions or subject to an applicable financial intermediary-specific waiver), you will pay a front-end sales charge when you buy Class A shares (other than shares of Columbia Government Money Market Fund, Columbia Large Cap Enhanced Core Fund, Columbia Large Cap Index Fund, Columbia Mid Cap Index Fund, Columbia Small Cap Index Fund and Columbia U.S. Treasury Index Fund), resulting in a smaller dollar amount being invested in a Fund than the purchase price you pay.

Comment 8:

Please delete the following disclosure that appears in the fourth paragraph under Class A and Class V Shares Front-End Sales Charge Reductions in the Choosing a Share Class – Reductions/Waivers of Sales Charges section. The Funds cannot disclaim responsibility.

The Fund is not responsible for a financial intermediary’s failure to apply the eligible discount to your account.

Response:	The disclosure will be revised to appear as follows:

Please contact your financial intermediary with questions regarding application of the eligible discount to your account.

Comment 9:

The disclosure in the first and second paragraphs under Class A and Class V Shares Front-End Sales Charge Waivers of the Choosing a Share Class – Reductions/Waivers of Sales Charges section refers investors to Appendix S to the SAI for a more complete description of categories of investors, and eligible transactions in accounts of financial intermediaries, for the purchase of Class A and Class V shares at NAV. Please confirm that all waivers are included in the prospectus except as provided in Item 17(d) and Item 23(b) to Form N-1A.

Response:	So confirmed as to all currently offered waivers.

Comment 10:

Delete disclosure throughout the second paragraph under Class A and Class V Shares Front-End Sales Charge Waivers in the Choosing a Share Class – Reductions/Waivers of Sales Charges section that refers to financial intermediaries that have entered into agreements with Distributor or specify these financial intermediaries. The same comment applies to the first paragraph under Class T Sales Charge Waivers in the same section.

Response:

We are presently considering the Staff’s comment and evaluating internally its scope within an organization as large as Columbia Threadneedle to ensure that any disclosure changes in this regard are appropriately contemplated.

Comment 11:

The disclosure within the paragraph under CDSC Waivers – Class A, Class C and Class V in the Choosing a Share Class – Reductions/Waivers of Sales Charges section refers investors to Appendix S to the SAI for a more complete description of available waivers. Please confirm that all waivers are included in the prospectus except as provided in Item 17(d) and Item 23(b) of Form N-1A.

Response:	The disclosure will be so revised.

Comment 12:

Please confirm supplementally that the disclosure under Satisfying Fund Redemption Requests in the section Buying, Selling and Exchanging Shares – Selling Shares section accurately reflects that the number of days, following receipt of shareholder redemption requests in which the fund typically expects to send redemption proceeds, does not differ by method of payment. Otherwise, please revise the disclosure consistent with the requirements of Item 11(c)(7) of Form N-1A.

Response:	So confirmed.

Comment 13:

The disclosure in the paragraph under Redemptions of Newly Purchased Shares in the Buying and Selling Fund Shares – Selling Shares section indicates that only shares that have been held in your account for 10 calendar days after the trade date of the purchase will be considered to be in “good form” for redemption. Please revise the disclosure to reflect that shares will be considered to be in “good form” upon the earlier of when the payment clears or 10 calendar days after the trade date of the purchase.

Response:	We will review our procedures and modify the disclosure accordingly as necessary.

Comment 14.

Please modify the disclosure regarding distributions consisting of a return of capital, that appears in the fourth bullet point in the Distributions And Taxes – Taxes section, to clarify that distributions consisting of a return of capital are not a distribution of net profit.

Response:	The relevant disclosure has been modified to read as follows:

From time to time, a distribution from the Fund could constitute a return of capital. A return of capital is a return of an amount of your original investment and is not a distribution of income or capital gain from the Fund. Therefore, a return of capital is not taxable to you so long as the amount of the distribution does not exceed your tax basis in your Fund shares. A return of capital reduces your tax basis in your Fund shares, with any amounts exceeding such basis generally taxable as capital gain.

Comment 15:

Please delete the following disclosure from the Appendix A: Financial Intermediary-Specific Reductions/Waivers of Sales Charges section as well any italicized language stating that the information has been provided by the named financial intermediary. The Funds cannot disclaim responsibility.

The financial intermediary-specific information below may be provided by, or compiled from or based on information provided by the financial intermediaries noted. The Funds, the Investment Manager and the Distributor do not establish these financial intermediary-specific policies and are not responsible for ensuring that you receive any discounts or waivers that may be available to you.

Response:	Please see Response to Comment 5.

Comment 16(a):

In the disclosure for Ameriprise Financial Services, Inc. (Ameriprise Financial Services), that appears in Appendix A: Financial Intermediary-Specific Reductions/Waivers of Sales Charges section, please define “fund family” in the appearance of that term in the eighth bullet point under Class A Shares Front-End Sales Charge Waivers Available at Ameriprise Financial Services.

Response:	The term “fund family” will be revised to reference the Columbia Funds which is previously defined in the prospectus .

Comment 16(b):

In the disclosure for Merrill Lynch Pierce, Fenner & Smith Incorporated (Merrill Lynch) that appears in Appendix A: Financial Intermediary-Specific Reductions/Waivers of Sales Charges section, please define “fund family” in the appearance in the tenth bullet point under Class A Shares Front-End Sales Charge Waivers.

Response:	Please see Response to Comment 16(a).

Comment 16(c):

In the disclosure for Morgan Stanley Smith Barney, LLC (Morgan Stanley Wealth Management) that appears in Appendix A: Financial Intermediary-Specific Reductions/Waivers of Sales Charges section, please define “fund family” in the appearance in the sixth bullet point under Front-End Sales Charge Waivers on Class A Shares available at Morgan Stanley Wealth Management Effective July 1, 2018.

Response:	Please see Response to Comment 16(a).

For Columbia Large Cap Value Fund

Comment 17:

In the Summary of the Fund – Fees and Expenses of the Fund section, delete the following sentence or revise the fee table to reflect the waiver/reimbursement arrangement disclosed later since there are no waivers or expense reimbursements shown: “Since the waivers and/or reimbursements shown in the Annual Fund Operating Expenses table above expire as indicated in the preceding table, they are only reflected in the 1 year example and the first year of the other examples.”

Response:	The sentence has been deleted.

Comment 18:

Consistent with the Fund’s name, and the inclusion of Value Securities Risk in the Summary of the Fund – Principal Risks and the More Information About the Fund – Principal Risks sections, there should be disclosure of some type of “value” strategy in the Summary of the Fund – Principal Investment Strategies and the More Information About the Fund – Principal Investment Strategies sections.

Response:	The Principal Investment Strategies disclosure has been revised as follows:

The Fund typically invests in dividend-paying common and preferred stocks of value companies.

Comment 19:	In the Summary of the Fund – Principal Risks and More Information About the Fund – Principal Risks sections, consider a separate risk disclosure from Issuer Risk for large cap issuers.

Response:	After careful consideration, the Registrant has determined not to create separate risk disclosure in the Principal Risks sections for large cap issuers.

Comment 20:

The Sector Risk disclosure that appears in the Summary of the Fund – Principal Risks and More Information About the Fund – Principal Risks sections states that, “At times, the Fund may have a significant portion of its assets invested in securities of companies conducting business in a related group of industries within a sector, including the financial services sector.” Please modify the disclosure to define “significant amount” and supplementally explain whether this disclosure is intended to reflect that the Fund intends to ‘concentrate’ in any industry or reserves freedom of action to so concentrate. If not, consider revising the disclosure for clarity such that the Fund will not invest more than 25% in any industry, including those in the Financial Services Sector (including identifying the group of industries comprising the financial services sector that the fund will be investing in). If the Fund will be so concentrated, please explain the Fund’s basis for determining the primary economic characteristics of the constituents in the group are not materially different, such that the Fund’s classification is reasonable.

Response:

With regards to the Fund’s intent to concentrate in any one industry, the disclosure is not intended to modify or supersede the disclosure under the caption “Fundamental Policies” in the Fund’s Statement of Additional Information which states that the Fund will not concentrate in any one industry. The Fund has freedom of action with respect to sector exposures and, as such, we respectfully prefer not to include an artificial percentage (of assets) expectation of the Fund’s exposure to a particular sector. In order to clarify that the disclosure is not intended to modify Fund policies related to industry concentration, the first sentence of the disclosure will be modified to omit reference to industries, and will appear as follows:

Sector Risk. At times, the Fund may have a significant portion of its assets invested in securities of companies conducting business within one or more economic sectors, including the financial services sector.

Comment 21:

In the More Information About the Fund – Primary Service Providers section, update the date of the Fund’s semiannual report to shareholders with respect to the discussion regarding the basis for the Board of Trustees approving any investment advisory contract of the Fund.

Response:

The disclosure is accurate as the semiannual report to shareholders for the fiscal period ending November 30, 2017, is the most current report to shareholders that includes the discussion regarding the basis for the Board of Trustees approving the investment advisory contract of the Fund.

For Columbia Quality Income Fund

Comment 22:

In the following disclosure in the Summary of the Fund – Principal Investment Strategies and the More Information About the Fund – Principal Investment Strategies sections, include all types of mortgage-related securities or eliminate the underlined phrase.

The Fund’s investments in mortgage-related securities include, but are not limited to, investments in stripped mortgage-backed securities such as interest-only (IO) and principal-only (PO) securities.

Response:	The underlined phrase has been eliminated.

Comment 23:

In light of the fact that up to 20% of the Fund’s investment could be in non-investment grade mortgage securities, please modify the Liquidity Risk disclosure in the Summary of the Fund – Principal Risks and More Information About the Fund – Principal Risks sections to prominently disclose the liquidity risks related to these investments, including that the liquidity of these assets may change over time.

Response:

After careful consideration of the existing Liquidity Risk disclosure, we believe it adequately references the investments that primarily cause the Fund to be exposed to this risk, as well as — as noted in such Principal Risk disclosure — “Certain types of investments, such as lower-rated securities or those that are purchased and sold in over-the-counter markets, may be especially subject to liquidity risk. Securities or other assets in which the Fund invests may be traded in the over-the-counter market rather than on an exchange and therefore may be more difficult to purchase or sell at a fair price, which may have a negative impact on the Fund’s performance.” In addition, it also states “Certain investments that were liquid when purchased by the Fund may later become illiquid, particularly in times of overall economic distress.”

Comment 24:

The disclosure in the Summary of the Fund – Principal Risks and More Information About the Fund – Principal Risks sections includes Sovereign Debt Risk. Please ensure the Principal Investment Strategies disclosure in each section also reflects investments in sovereign debt of foreign countries or delete the Sovereign Debt Risk disclosure in each section.

Response:

After careful consideration, we believe the Fund’s existing Principal Investment Strategies disclosure reflects the Fund’s intent to invest sovereign debt of foreign countries (relevant disclosure underlined):

Under normal circumstances, at least 80% of the Fund’s net assets (including the amount of any borrowings for investment purposes) are invested in mortgage-related securities. Mortgage-related securities include those that are either issued or guaranteed as to principal and interest by the U.S. Government, its agencies, authorities or instrumentalities (U.S. Government Securities), those issued by non-U.S. governments, as well as residential and commercial mortgage-backed securities issued by non-governmental entities. Mortgage-related securities that either are issued or guaranteed as to principal and interest by the U.S. Government, its agencies, authorities or instrumentalities include Government National Mortgage Association (GNMA or Ginnie Mae) mortgage-backed bonds, which are backed by the full faith and credit of the U.S. Government; and Federal National Mortgage Association (FNMA or Fannie Mae) and Federal Home Loan Mortgage Corporation (FHLMC or Freddie Mac) mortgage-backed bonds. FNMA and FHLMC are chartered or sponsored by Acts of Congress; however, their securities are neither issued nor guaranteed by the U.S. Treasury or backed by the full faith and credit of the U.S. Government.

Comment 25:

The Average Annual Total Returns table in the Summary of the Fund – Performance Information section shows returns for the Bloomberg Barclays U.S. Mortgage-Backed Securities Index. Please also show the returns of the prior index if this is a new index for the Fund.

Response:	The Bloomberg Barclays U.S. Mortgage-Backed Securities Index is not a new index for the Fund.

Comment 26:

Please consider combining the disclosure under Transactions in Derivatives in the More Information About the Fund – Additional Investment Strategies and Policies section with the derivatives discussion already included under Principal Investment Strategies and Principal Risks in the Summary of the Fund and More Information About the Fund sections.

Response:

The disclosure under Transactions in Derivatives in the More Information About the Fund – Additional Investment Strategies and Policies section is included to provide investors with certain information about the Fund’s ability to enter into certain derivatives transactions, including specific types of derivatives that are not expected to be a principal investment strategy. This disclosure will continue to be included in the prospectus.

STATEMENT OF ADDITIONAL INFORMATION (SAI) COMMENTS:

Comment 27:

Please include an auditor’s consent for all fund audited financial statements incorporated by reference as required by Section 7(a) and Rule 439 of the Securities Act of 1933 (the Securities Act). Alternatively, delete the statement that financial statements are incorporated by reference for funds not being amended by this registration statement.

Response:

Section 7(a) of the Securities Act provides that “[i]f any accountant … is named as having prepared or certified any part of the registration statement, or is named as having prepared or certified a report … for use in connection with the registration statement, the written consent of such person shall be filed with the registration statement.” Rule 439(a) under the Securities Act provides that “[i]f the Act or the rules and regulations of the Commission require the filing of a written consent to the use of any material in connection with the registration statement, such consent shall be filed as an exhibit to the registration statement even though the material is incorporated therein by reference.” The Columbia Funds’ practice with respect to auditor consents is consistent with these requirements. The Statement of Additional Information includes Funds that are filing a post-effective amendment to their registration statement pursuant to Rule 485 under the Securities Act (Updating Funds) as well as Funds that are not amending their registration statement (Other Funds). An auditor’s consent will be filed as an exhibit in the 485(b) submission of the registration statement for the Updating Funds (series) of the Registrant that are part of the 485(b) submission. Likewise, when the Other Funds filed a post-effective amendment to the registration statement pursuant to Rule 485, an auditor’s consent was filed as an exhibit. With respect to the Other Funds, the reference in the Statement of Additional Information to the auditor is not being made in connection with the registration statement because they are not filing an amendment to the registration statement – the Other Funds will be filing the Statement of Additional Information pursuant to Rule 497 under the Securities Act. Therefore, an additional filing of the auditor consent is not required and does not warrant any additional cost or burden to the Funds of securing and filing such consent in addition to the consent filed when they filed their post-effective amendment to the registration statement.

Comment 28:

In the Fundamental and Non-Fundamental Investment Policies – Fundamental Policies section , please add the Funds identified with the designation D2 to the statement under Additional Information About Concentration, in the Fundamental and Non-Fundamental Investment Policies – Non-fundamental Policies section, to reflect that each Fund will consider the concentration policies of any underlying funds in which it invests when evaluating compliance with its concentration policy.

Response:

The disclosure with respect to concentration policy D2 is not applicable to the Funds. The Registrant is not aware of a requirement to consider the concentration policies of underlying investment companies in which a fund invests for purposes of determining the fund’s compliance with its concentration policy. To the extent that the Registrant determines that a fund’s investments in an underlying fund expose the fund to a material risk, including significant exposure to a particular industry or group of industries, the Registrant would include appropriate risk disclosure in the fund’s registration statement.

Comment 29:

In the Fundamental and Non-Fundamental Investment Policies – Fundamental Policies section, with respect to the disclosure for concentration policy D4, the last sentence is not in line with the Staff’s position with respect to loans. Assets allocated to any bank loan where the Fund does not assume a contractual lending relationship with the borrower should be considered invested in the industry of both the intermediary and the borrower for concentration purposes (see Pilgrim Prime Rate Trust No-Action Letter, dated June 29, 1989 (the Pilgrim NAL)). Please clarify.

Response:

The disclosure with respect to concentration policy D4 is not applicable to the Funds. Concentration policy D4 applies only to Columbia Floating Rate Fund and is a fundamental policy that cannot be changed without the vote of the majority of such Fund’s outstanding voting securities. However, it is acknowledged that Columbia Floating Rate Fund’s concentration policy is interpreted consistent with the Pilgrim NAL.

Comment 30:

In the Fundamental and Non-Fundamental Investment Policies – Fundamental Policies section, with respect to concentration policy D5, please provide the basis for the following disclosure: In addition, the foregoing restriction shall not apply to or limit Commodity Strategy Fund’s counterparties in commodities-related transactions.

Response:

The disclosure with respect to concentration policy D5 is not applicable to the Funds. Concentration policy D5 applies to certain other funds and, as such, is a fundamental policy that cannot be changed without the vote of a majority of such fund’s outstanding voting securities. With regard to Columbia Commodity Strategy Fund, for certain transactions, Columbia Commodity Strategy Fund or its subsidiary may enter into a derivatives transaction in seeking exposure to commodity investments. In this regard, the counterparty with whom Columbia Commodity Strategy Fund or its subsidiary enters into such transaction (typically, a broker-dealer or futures commission merchant) will not be treated as an issuer for purposes of the foregoing concentration limitation.

Comment 31:

In the Fundamental and Non-Fundamental Investment Policies – Fundamental Policies section, with respect to concentration policies D6, D8, D11 and D14, please clarify that obligations of political subdivisions do not include private activity municipal debt securities, which are principally backed by the assets and revenues of the nongovernmental user of the funds generated by securities issuance. In addition, with respect to D6, D8, D11 and D14, please include a statement that the fund will not ignore the investments of affiliated and unaffiliated investment companies for purposes of the fund’s own concentration policy.

Response:

The disclosure with respect to concentration policies D6, D8, D11 and D14 is not applicable to the Funds. These concentration policies only apply to certain other funds of the Registrant and are fundamental policies that cannot be changed without the vote of the majority of such fund’s outstanding voting securities. With regard to the funds for which these policies apply, it is acknowledged that SEC Release No. IC-9785, May 31, 1977 (“Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities”) states that the concentration policy required by Section 8(b)(1)(E) of the Investment Company Act of 1940 (the 1940 Act) does not apply to “investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” Each applicable fund will implement its concentration policy with respect to investments in any private activity municipal debt securities issued by non-governmental entities in a manner consistent with SEC Release No. IC-9785.

With respect to including a statement that a fund will not ignore the investments of affiliated and unaffiliated investment companies for purposes of the fund’s own concentration policy, the Registrant is not aware of a requirement to consider the concentration policies of underlying investment companies in which a fund invests for purposes of determining the fund’s compliance with its concentration policy. To the extent that the Registrant determines that a fund’s investments in an underlying fund expose the fund to a material risk, including significant exposure to a particular industry or group of industries, the Registrant would include appropriate risk disclosure in the applicable fund’s registration statement.

Comment 32:

In the Fundamental and Non-Fundamental Investment Policies – Fundamental Policies section, with respect to concentration policy D11, add the following disclosure to the end of the last sentence: “or quasi sovereign issuer.”

Response:

The disclosure with respect to concentration policy D11 is not applicable to the Funds. Concentration policy D11 applies to Columbia Mortgage Opportunities Fund and, as such, is a fundamental policy that cannot be changed without the vote of the majority of its outstanding voting securities.

Comment 33:

In the Fundamental Policies section with respect to concentration policy D13, Columbia Government Money Market Fund may not reserve freedom of action as to concentration. Therefore, please revise the fundamental policy to state that the Columbia Government Money Market Fund “will” invest more than 25% of its total assets in money market instruments issued by U.S. banks, U.S. branches of foreign banks and U.S. Government securities.

Response:

The disclosure related to concentration policy D13 is not applicable to the Funds. Concentration policy D13 applies to Columbia Government Money Market Fund and is a fundamental policy that cannot be changed without the vote of the majority of its outstanding voting securities. Columbia Government Money Market Fund is not reserving freedom of action as to concentration. Despite the grammatical distinction between “may” and “will”, Columbia Government Money Market Fund has an investment policy to invest “at least 99.5% of its total assets in government securities, cash and/or repurchase agreements collateralized solely by government securities or cash”.

Comment 34:

In the disclosure for Columbia Mortgage Opportunities Fund under Additional Information About Concentration in the Fundamental and Non-Fundamental Investment Policies – Non-fundamental Policies section, please change “concentration policies” to “investments.”

Response:	The disclosure is not applicable to the Funds. Additionally, we have considered the comment and determined to not make the requested change.

Comment 35:

The disclosure for Columbia Overseas Core Fund under Additional Information About Concentration in the Fundamental and Non-Fundamental Investment Policies – Non-fundamental Policies section should be revised to be consistent with the immediately preceding disclosure for Columbia Mortgage Opportunities Fund since a fund may not indirectly concentrate in a particular industry or group of industries through investments in underlying funds and a fund and its adviser may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policy. Please add disclosure to clarify that the fund will consider the concentration of its underlying investment companies when determining the fund’s compliance with its concentration policy.

Response:

The Registrant is not aware of a requirement to consider the concentration policies of underlying investment companies in which a fund invests for purposes of determining the fund’s compliance with its concentration policy. To the extent that the Registrant determines that a fund’s investments in an underlying fund expose the fund to a material risk, including significant exposure to a particular industry or group of industries, the Registrant would include appropriate risk disclosure in the fund’s registration statement.

PART C COMMENT:

Comment 36:	Please see Comment 27 regarding filing an auditor’s consent under Exhibit (j) in the 485(b) submission of the registration statement.

Response:

An auditor’s consent will be filed under Exhibit (j) in the 485(b) submission of the registration statement for the Funds (series) of the Registrant that are a part of the 485(b) submission. Please see response to Comment 27 above.

If you have any questions, please contact either me at (212) 850-1703 or Patrick Gannon at (617) 385-9534.

Sincerely,

/s/ Joseph D’Alessandro
Joseph D’Alessandro
Assistant Secretary
Columbia Funds Series Trust II

Exhibit A

Fees and Expenses of the Fund

Columbia Large Cap Value Fund

Shareholder Fees (fees paid directly from your investment)

	Class A		Class C		Class T	Classes Adv, Inst, Inst2, Inst3 and R
Maximum sales charge (load) imposed on purchases (as a % of offering price)	5.75%		None		2.50%	None
Maximum deferred sales charge (load) imposed on redemptions (as a % of the lower of the original purchase price or current net asset value)	1.00	%(a)	1.00	%(b)	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class Adv	Class C	Class Inst	Class Inst2	Class Inst3	Class R	Class T
Management fees	0.63%	0.63%	0.63%	0.63%	0.63%	0.63%	0.63%	0.63%
Distribution and/or service (12b-1) fees	0.25%	0.00%	1.00%	0.00%	0.00%	0.00%	0.50%	0.25%
Other expenses	0.13%	0.13%	0.13%	0.13%	0.08%	0.05%	0.13%	0.13%
Total annual Fund operating expenses	1.01%	0.76%	1.76%	0.76%	0.71%	0.68%	1.26%	1.01%

(a)

This charge is imposed on certain investments of between $1 million and $50 million redeemed within 18 months after purchase, as follows: 1.00% if redeemed within 12 months after purchase, and 0.50% if redeemed more than 12, but less than 18, months after purchase, with certain limited exceptions.

(b)	This charge applies to redemptions within 12 months after purchase, with certain limited exceptions.

Fees and Expenses of the Fund

Columbia Quality Income Fund

Shareholder Fees (fees paid directly from your investment)

	Class A		Class C		Class T	Classes Adv, Inst, Inst2, Inst3 and R
Maximum sales charge (load) imposed on purchases (as a % of offering price)	3.00%		None		2.50%	None
Maximum deferred sales charge (load) imposed on redemptions (as a % of the lower of the original purchase price or current net asset value)	1.00	%(a)	1.00	%(b)	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class Adv	Class C	Class Inst	Class Inst2	Class Inst3	Class R	Class T
Management fees	0.49%	0.49%	0.49%	0.49%	0.49%	0.49%	0.49%	0.49%
Distribution and/or service (12b-1) fees	0.25%	0.00%	1.00%	0.00%	0.00%	0.00%	0.50%	0.25%
Other expenses	0.18%	0.18%	0.18%	0.18%	0.08%	0.03%	0.18%	0.18%
Total annual Fund operating expenses	0.92%	0.67%	1.67%	0.67%	0.57%	0.52%	1.17%	0.92%
Less: Fee waivers and/or expense reimbursements(c)	(0.01%)	(0.01%)	(0.01%)	(0.01%)	(0.02%)	(0.02%)	(0.01%)	(0.01%)
Total annual Fund operating expenses after fee waivers and/or expense reimbursements	0.91%	0.66%	1.66%	0.66%	0.55%	0.50%	1.16%	0.91%

(a)

This charge is imposed on certain investments of between $1 million and $50 million redeemed within 18 months after purchase, as follows: 1.00% if redeemed within 12 months after purchase, and 0.50% if redeemed more than 12, but less than 18, months after purchase, with certain limited exceptions.

(b)	This charge applies to redemptions within 12 months after purchase, with certain limited exceptions.
(c)

Columbia Management Investment Advisers, LLC and certain of its affiliates have contractually agreed to waive fees and/or to reimburse expenses (excluding transaction costs and certain other investment related expenses, interest, taxes, acquired fund fees and expenses, and infrequent and/or unusual expenses) through September 30, 2019, unless sooner terminated at the sole discretion of the Fund’s Board of Trustees. Under this agreement, the Fund’s net operating expenses, subject to applicable exclusions, will not exceed the annual rates of 0.91% for Class A, 0.66% for Class Adv, 1.66% for Class C, 0.66% for Class Inst, 0.55% for Class Inst2, 0.50% for Class Inst3, 1.16% for Class R and 0.91% for Class T.